Exhibit 99.1

BANCOLOMBIA S.A. PRICES USD 950 MILLION OF SENIOR NOTES

Medellin, Colombia, January 23, 2020

Bancolombia S.A. (“Bancolombia”) announced today that it has priced the public offering of USD 950 million in aggregate principal amount of its Senior Notes due January 29, 2025 (the “Notes Offering”). The notes have a 5 year maturity and a coupon of 3%, payable semi-annually on January 29 and July 29 of each year, commencing on July 29, 2020.

Bancolombia will use the proceeds of the Notes Offering to complete the liability management transaction announced to the market on January 8, 2020 for its 5.950% Senior Notes due 2021 and to redeem all or a portion of those Senior Notes that remain outstanding following completion of that transaction.

The Notes Offering is expected to settle on January 29, 2020, subject to customary closing conditions.

Citigroup Global Markets Inc., and J.P. Morgan Securities LLC are acting as the joint book-running managers for the Notes Offering and Valores Banistmo S.A. is acting as co-manager for the Notes Offering.

The Notes are being offered pursuant to an effective shelf registration statement. Bancolombia has filed a preliminary prospectus supplement with the SEC for the Notes Offering. Prospective investors should read the prospectus in the registration statement, the preliminary prospectus supplement and other documents that Bancolombia has filed with the SEC for more complete information about Bancolombia and the Notes Offering. Copies of the preliminary prospectus supplement and the accompanying prospectus, and, when available, the final prospectus supplement, relating to the Notes Offering may be obtained by visiting EDGAR on the SEC’s website at www.sec.gov or by contacting Citigroup Global Markets Inc., Telephone: 1-800-831-9146, or J.P. Morgan Securities LLC, Telephone: 1-866-846-2874.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction and any such offer to sell, or the solicitation of any offer to buy securities will be made by means of a prospectus that may be obtained from Bancolombia at Carrera 48 # 26-85, Avenida Los Industriales, Medellín, Colombia (Attention: Investor Relations, Telephone Number: (574) 404-1837).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, no assurance can be given that the offering to which this press release relates will be completed and that the proceeds of the offering will be used for the stated intended purpose. These forward-looking statements reflect Bancolombia’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made and Bancolombia assumes no duty, and does not undertake to update forward-looking statements

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejía
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837